Exhibit 99.1

NEWS RELEASE

North American Palladium to Host First Quarter 2014 Results Conference Call & Webcast on May 1, and Annual & Special Meeting of Shareholders on June 23

Toronto, Ontario, April 21, 2014 – North American Palladium Ltd. (“NAP”) (TSX: PDL) (NYSE MKT: PAL) will host a conference call and live webcast with its management team on Thursday, May 1, 2014 at 8:30 a.m. ET to discuss NAP’s first quarter ended March 31, 2014 financial and operating results.

The Company plans issue its 2014 first quarter results news release and quarterly report before market open on Thursday, May 1, 2014. The news release and quarterly report will be available on the Company’s website at www.nap.com.

NAP also announced that it will hold its annual & special meeting of shareholders on Monday, June 23, 2014 in Toronto, with proceedings and a live webcast scheduled to begin at 9:00 a.m. ET.

The details for both events are as follows:

Q1 2014 Conference Call & Webcast Details

Date:	Thursday, May 1, 2014
Time:	8:30 a.m. ET
Webcast:	www.nap.com
Live Call:	1-866-229-4144 or 1-416-216-4169 (PIN: 8347419, followed by # sign)
Replay:	1-888-843-7419 or 1-630-652-3042 (PIN: 8347419, followed by # sign)

The conference call replay will be available for 90 days after the live event. An archived audio webcast of the call will also be posted to NAP’s website.

Annual & Special Meeting of Shareholders

Date:	Monday, June 23, 2014
Time:	9:00 a.m. ET
Webcast:	www.nap.com
Venue:	The TSX Broadcast Centre Gallery
Address:	The Exchange Tower, 130 King Street West, Toronto, Ontario

An archived audio webcast of the call will also be posted to NAP’s website.

About North American Palladium

NAP is an established precious metals producer that has been operating its flagship Lac des Iles mine (LDI) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, offering investors leverage to the price of palladium. The Company's shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

www.nap.com

For further information please contact:

North American Palladium Ltd.
John Vincic
Investor Relations
Telephone: 416-360-7374
Email: jvincic@nap.com
www.nap.com

www.nap.com